UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: May 20, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 — Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER 2014
UNAUDITED FINANCIAL RESULTS

(Beijing, China — May 19, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights1

•                  Total revenues were RMB891.1 million (USD143.3 million), compared with RMB914.3 million in the previous quarter and RMB618.1 million in the same quarter last year.

•                  Gross profit was RMB656.1 million (USD105.5 million), compared with RMB686.8 million in the previous quarter and RMB481.0 million in the same quarter last year.

•                  Operating profit was RMB177.3 million (USD28.5 million), compared with RMB9.8 million in the previous quarter and RMB140.5 million in the same quarter last year.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit2 was RMB195.9 million (USD31.5 million), compared with RMB108.6 million in the previous quarter and RMB157.2 million in the same quarter last year.

•                  Net income attributable to the Company’s shareholders was RMB201.2 million (USD32.4 million), compared with RMB209.8 million in the previous quarter and RMB131.0 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders2 was RMB219.8 million (USD35.4 million), compared with RMB163.8 million in the previous quarter and RMB147.6 million in the same quarter last year.

•                  Basic and diluted earnings per ADS3 were RMB4.07 (USD0.65) and RMB3.98 (USD0.64), respectively, compared with RMB4.25 and RMB4.18, respectively, in the previous quarter, and RMB2.70 and RMB2.69, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS2 were RMB4.45 (USD0.72) and RMB4.35 (USD0.70), respectively, compared with RMB3.33 and

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2014, which was RMB6.2164 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit is defined to exclude share-based compensation charge and the goodwill impairment from operating profit.  Non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) from net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

RMB3.26, respectively, in the previous quarter, and RMB3.05 and RMB3.03, respectively, in the same quarter last year.

Mr. Robert Xiao, CEO of Perfect World commented, “We are pleased to announce our first quarter results.  Our total revenues came in line with the high end of our expectations, which was slightly softer than the strong fourth quarter of 2013.  In the first quarter of 2014, we decelerated promotional activities for our client-based MMORPGs and remained focused on content development of our portfolio and pipeline.  However, we are pleased with the continued growth and meaningful revenue contribution of our mobile games in the quarter.  The performance of our eye-catching RPG mobile game, ‘Return of the Condor Heroes,’ remained strong and we continued to expand our portfolio of mobile games by launching our first 3D RPG mobile game ‘Fantasy of the Immortals’ earlier this year.”

“We also have a variety of upcoming titles in our mobile game pipeline, including ‘Forsaken World,’ ‘Touch,’ ‘CrossGate Mobile’ and ‘Swordsman Mobile.’  The rich line-up of mobile and web games combined with our comprehensive and well-rounded pipeline of exciting client-based games are the major components of our key competitive advantages that we remain committed to sharpening.  Among our upcoming client-based games across a wide range of genres, ‘DOTA2’ is currently at the early stage of commercialization and is gradually ramping up its contribution.  We look forward to having a full-scale open beta testing for this game in China soon.  Our highly-anticipated ‘Legend of the Condor Heroes,’ a 3D MMORPG based on one of Louis Cha’s classic martial arts novels, is currently under development.  ‘Neverwinter,’ an attractive title developed by our Cryptic Studios in the U.S., has garnered wide acclaim by gamers in North America and Europe and is expected to be launched in China later this year.”

“In addition to our robust pipeline, our global strategy remains an important competitive advantage of our business and enables us to further strengthen our global presence.  By launching more games through both our own overseas subsidiaries and our overseas partners, we continue to strengthen our extensive operating network beyond China.  We will continue to buttress our leading position in the Chinese online game export market through our extensive overseas network, which covers more than one hundred countries and regions and contributes around one-fourth of our total revenues.  We believe our profound global operating experience coupled with the strength of our specialized R&D studios in China and abroad will continue to enhance our capabilities to provide more high-quality games and premium services to players worldwide.”

“Looking forward, we will remain committed to bolstering our competitive edge based on our diversified portfolio, extensive global operating network and solid global R&D capabilities as we look to sustain the long-term growth of our business.”

First Quarter 2014 Financial Results

Total Revenues

Total revenues were RMB891.1 million (USD143.3 million), compared with RMB914.3 million in the previous quarter and RMB618.1 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB827.6 million (USD133.1 million), compared with RMB843.8 million in the previous quarter and RMB556.2 million in the same quarter last year.

The aggregate average concurrent users (ACU) for PC games under operation in mainland China was approximately 662,000, compared with 803,000 in the previous quarter and 554,000 in the same quarter last year.  Toward the late fourth quarter of 2013, the Company stepped up its anti-cheating efforts for certain game in order to maintain a healthy and fun game environment for players.  The decrease from the previous quarter was mainly due to such stringent anti-cheating efforts, as well as adverse seasonality factors affecting user traffic in the first quarter.

Licensing revenues were RMB45.3 million (USD7.3 million), compared with RMB48.6 million in the previous quarter and RMB30.1 million in the same quarter last year.  The slight decrease from the previous quarter was mainly due to lower initial license fees as the Company had fewer significant new game launches through its partners in overseas markets in 1Q14.  This was partially offset by an increase in usage-based royalty fees in 1Q14.

Other revenues were RMB18.1 million (USD2.9 million), compared with RMB21.9 million in the previous quarter and RMB31.8 million in the same quarter last year.  The decrease from the previous quarter was primarily due to fewer installations of “Torchlight 2” in 1Q14.  First released in September 2012, “Torchlight 2” is a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

Cost of revenues was RMB235.0 million (USD37.8 million), compared with RMB227.5 million in the previous quarter and RMB137.1 million in the same quarter last year.  The increase from the previous quarter was mainly due to an increase in revenue sharing, particularly with mobile game distribution channels as a result of the strong performance of the Company’s mobile games in 1Q14, and was partially offset by a decrease in an impairment charge.  An impairment associated with certain of the Company’s smaller games was charged off in 4Q13, whereas there was no such charge in 1Q14.

Gross Profit and Gross Margin

Gross profit was RMB656.1 million (USD105.5 million), compared with RMB686.8 million in the previous quarter and RMB481.0 million in the same quarter last year.  Gross margin was 73.6%, compared with 75.1% in the previous quarter and 77.8% in the same quarter last year.

Operating Expenses

Operating expenses were RMB478.7 million (USD77.0 million), compared with RMB677.0 million in the previous quarter and RMB340.5 million in the same quarter last year.  The decrease in operating expenses from the previous quarter was mainly due to decreases in sales and marketing expenses, goodwill impairment, R&D expenses and general and administrative expenses in 1Q14.

R&D expenses were RMB253.5 million (USD40.8 million), compared with RMB271.5 million in the previous quarter and RMB180.1 million in the same quarter last year.  The decrease from the previous quarter was primarily due to a decrease in staff cost.

Sales and marketing expenses were RMB144.0 million (USD23.2 million), compared with RMB233.1 million in the previous quarter and RMB94.4 million in the same quarter last year.  The decrease from the previous quarter was primarily due to a decrease in advertising and promotional expenses in 1Q14.  The Company did not launch any major new game and released fewer major expansion packs in 1Q14.

General and administrative expenses were RMB81.3 million (USD13.1 million), compared with RMB95.2 million in the previous quarter and RMB66.0 million in the same quarter last year.  The decrease from the previous quarter was mainly due to decreases in an impairment charge and staff cost.  The impairment of the trademark recognized from the acquisition of the Company’s Japanese subsidiary in April 2010 was charged off in G&A expenses in 4Q13, whereas there was no such charge in 1Q14.

Goodwill impairment was Nil, compared with RMB77.3 million in the previous quarter and Nil in the same quarter last year.  The goodwill impairment associated with the Company’s Japanese subsidiary was recognized in 4Q13, whereas there was no such charge in 1Q14.  As of December 31, 2013, all goodwill arising from the acquisition of the Company’s Japanese subsidiary in April 2010 was fully impaired.

Operating Profit

Operating profit was RMB177.3 million (USD28.5 million), compared with RMB9.8 million in the previous quarter and RMB140.5 million in the same quarter last year.  Excluding the share-based compensation charge and the goodwill impairment, non-GAAP operating profit was RMB195.9 million (USD31.5 million), compared with RMB108.6 million in the previous quarter and RMB157.2 million in the same quarter last year.

Total Other Income

Total other income was RMB43.8 million (USD7.1 million), compared with RMB59.6 million in the previous quarter and RMB34.2 million in the same quarter last year.  The decrease from the previous quarter was mainly due to a decrease in government grant subsidy income recognized in 1Q14.  This was partially offset by an equity investment gain recognized in 1Q14, while respective losses were recognized in 4Q13.

Income Tax Expense

Income tax expense was RMB20.8 million (USD3.3 million), compared with RMB2.2 million in the previous quarter and RMB33.5 million in the same quarter last year.  The increase from the previous quarter was primarily because an R&D super deduction was recognized during the annual tax filing for some of the Company’s PRC entities in 4Q13.

Gain from Disposal of Discontinued Operations, Net of Tax

Gain from disposal of discontinued operations (net of tax) was Nil, compared with RMB166.3 million in the previous quarter and Nil in the same quarter last year.  As of December 31, 2013, the Company completed a transaction to sell Beijing Huanxiang Zongheng Chinese Literature Website Co., Ltd., the entity that operated Perfect World’s Chinese online reading business, and recorded the related gain in 4Q13 in the consolidated statements of operations in accordance with U.S. GAAP.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB201.2 million (USD32.4 million), compared with RMB209.8 million in the previous quarter and RMB131.0 million in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP net income attributable to the Company’s shareholders was RMB219.8 million (USD35.4 million), compared with RMB163.8 million in the previous quarter and RMB147.6 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB4.07 (USD0.65) and RMB3.98 (USD0.64), respectively, compared with RMB4.25 and RMB4.18, respectively, in the previous quarter, and RMB2.70 and RMB2.69, respectively, in the same quarter last year.  Excluding the share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax), non-GAAP basic and diluted earnings per ADS were RMB4.45 (USD0.72) and RMB4.35 (USD0.70), respectively, compared with RMB3.33 and RMB3.26, respectively, in the previous quarter, and RMB3.05 and RMB3.03, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of March 31, 2014, the Company had RMB1,598.5 million (USD257.1 million) of cash and cash equivalents, compared with RMB1,212.2 million as of December 31, 2013.  The increase was mainly attributable to the cash inflow from some matured short-term structured deposits and the net cash inflow generated from the Company’s online game operations.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2014 are expected to be between RMB891 million and RMB936 million, representing an increase of 0% to 5% on a sequential basis.  This takes into consideration the expected growth from some of the client-based games the Company operates in China and the continued strength of the Company’s mobile games.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit by excluding share-based compensation charge and the goodwill impairment from operating profit, as well as non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) from net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  As such, the Company excludes from its core operating results certain expenses that are not expected to result in cash payments and the gain from disposal of discontinued operations (net of tax) that the Company does not believe is reflective of its ordinary and ongoing course of activities.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and goodwill impairment may recur in the future.  The disposal of discontinued operations does provide cash inflows to the Company and its related gain has a one-off positive effect on the Company’s operating results and financial positions.  They are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge, the goodwill impairment and the gain from disposal of discontinued operations (net of tax) in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to, but not a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, May 19, 2014 (9:00am Beijing time on Tuesday, May 20, 2014).

Dial-in numbers for the live conference call are as follows:

•	U.S. Toll Free Number	1-866-519-4004
•	International Dial-in Number	+65-6723-9381
•	Mainland China Toll Free Number	800-819-0121
•	Hong Kong Toll Free Number	80-093-0346
•	U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, May 27, 2014.

Dial-in numbers for the replay are as follows:

— U.S. Toll Free Number	1-855-452-5696
— International Dial-in Number	+61-2-8199-0299
Conference ID: 35786142

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of May 19, 2014, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Joanne Deng — Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,212,157,293	1,598,464,478	257,136,683
Restricted cash and time deposits	226,100,000	65,100,000	10,472,299
Short-term investments	1,307,892,890	1,044,366,059	168,001,747
Accounts receivable, net	197,715,605	268,811,735	43,242,348
Due from related parties	3,393,089	2,680,249	431,158
Prepayment and other assets	424,839,088	396,541,668	63,789,600
Deferred tax assets	40,387,485	40,971,980	6,590,950
Total current assets	3,412,485,450	3,416,936,169	549,664,785
Non current assets
Equity investments	470,018,715	476,044,372	76,578,787
Time deposits	108,135,489	109,115,963	17,552,919
Restricted time deposits	7,597,873	7,669,141	1,233,695
Property, equipment, and software, net	1,353,740,512	1,346,073,530	216,535,862
Construction in progress	14,051,462	3,588,783	577,309
Intangible assets, net	330,718,241	336,358,841	54,108,301
Goodwill	511,270,880	513,098,310	82,539,462
Prepayments and other assets	86,177,977	68,901,827	11,083,879
Deferred tax assets	50,830,484	51,495,718	8,283,849
Total assets	6,345,027,083	6,329,282,654	1,018,158,848

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	95,908,036	54,927,278	8,835,868
Short-term bank loans	213,391,500	61,521,000	9,896,564
Dividend payable	—	147,715,706	23,762,259
Advances from customers	102,469,102	106,366,445	17,110,618
Salary and welfare payable	287,057,153	175,380,317	28,212,521
Taxes payable	59,756,556	63,454,174	10,207,544
Accrued expenses and other liabilities	188,939,187	201,286,592	32,379,929
Due to related parties	91,750	91,750	14,759
Deferred revenues	742,171,227	780,035,526	125,480,266
Deferred tax liabilities	87,173,299	91,799,452	14,767,301
Deferred government grants	5,000,000	5,000,000	804,324
Total current liabilities	1,781,957,810	1,687,578,240	271,471,953
Non current liabilities
Deferred revenues	38,655,431	35,567,448	5,721,551
Deferred tax liabilities	13,408,787	12,253,682	1,971,186
Other long-term liabilities	2,800,000	2,800,000	450,421
Total liabilities	1,836,822,028	1,738,199,370	279,615,111

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,308,865 Class B ordinary shares issued and outstanding as of December 31, 2013; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 217,990,935 Class B ordinary shares issued and outstanding as of March 31, 2014)	197,003	197,421	31,758
Additional paid-in capital	452,966,738	479,401,910	77,118,897
Statutory reserves	312,339,625	312,339,625	50,244,454
Accumulated other comprehensive loss	(126,536,702)	(122,946,506)	(19,777,766)
Retained earnings	3,832,064,435	3,885,553,144	625,048,765
Total Perfect World Shareholders’ Equity	4,471,031,099	4,554,545,594	732,666,108
Non-controlling interests	37,173,956	36,537,690	5,877,629
Total Shareholders’ Equity	4,508,205,055	4,591,083,284	738,543,737
Total Liabilities and Shareholders’ Equity	6,345,027,083	6,329,282,654	1,018,158,848

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	556,192,368	843,821,592	827,616,492	133,134,369
Licensing revenues	30,131,068	48,618,892	45,307,648	7,288,406
Other revenues	31,766,050	21,850,373	18,148,699	2,919,487
Total Revenues	618,089,486	914,290,857	891,072,839	143,342,262
Cost of revenues	(137,069,109)	(227,505,075)	(234,983,166)	(37,800,522)
Gross profit	481,020,377	686,785,782	656,089,673	105,541,740
Operating expenses
Research and development expenses	(180,144,515)	(271,455,151)	(253,488,008)	(40,777,300)
Sales and marketing expenses	(94,403,454)	(233,095,800)	(143,951,326)	(23,156,703)
General and administrative expenses	(65,958,754)	(95,191,963)	(81,307,992)	(13,079,595)
Goodwill impairment	—	(77,290,117)	—	—
Total operating expenses	(340,506,723)	(677,033,031)	(478,747,326)	(77,013,598)
Operating profit	140,513,654	9,752,751	177,342,347	28,528,142
Other income / (expenses)
Share of (loss) / income from equity investments	(1,026,975)	(6,311,027)	4,220,843	678,985
Interest income	24,028,166	25,666,332	26,584,933	4,276,580
Interest expense	(4,300,530)	(699,825)	(653,852)	(105,182)
Others, net	15,510,594	40,977,365	13,682,006	2,200,953
Total other income	34,211,255	59,632,845	43,833,930	7,051,336
Profit before tax	174,724,909	69,385,596	221,176,277	35,579,478
Income tax expense	(33,456,058)	(2,231,656)	(20,815,355)	(3,348,458)
Income from continuing operations, net of tax	141,268,851	67,153,940	200,360,922	32,231,020
Discontinued operations:
Loss from discontinued operations, net of tax	(7,455,546)	(26,657,147)	—	—
Gain from disposal of discontinued operations, net of tax	—	166,288,268	—	—
(Loss) / income from discontinued operations, net of tax	(7,455,546)	139,631,121	—	—
Net Income	133,813,305	206,785,061	200,360,922	32,231,020
Net (income) / loss attributable to the non-controlling interests	(2,851,834)	3,009,301	843,493	135,688
Net income attributable to the Company’s shareholders	130,961,471	209,794,362	201,204,415	32,366,708

Net earnings per ordinary share, basic
Continuing operations	0.57	0.28	0.81	0.13
Discontinued operations	(0.03)	0.57	—	—
Total earnings per ordinary share, basic	0.54	0.85	0.81	0.13

Net earnings per ordinary share, diluted
Continuing operations	0.57	0.28	0.80	0.13
Discontinued operations	(0.03)	0.56	—	—
Total earnings per ordinary share, diluted	0.54	0.84	0.80	0.13

Net earnings per ADS, basic
Continuing operations	2.85	1.42	4.07	0.65
Discontinued operations	(0.15)	2.83	—	—
Total earnings per ADS, basic	2.70	4.25	4.07	0.65

Net earnings per ADS, diluted
Continuing operations	2.84	1.40	3.98	0.64
Discontinued operations	(0.15)	2.78	—	—
Total earnings per ADS, diluted	2.69	4.18	3.98	0.64

Shares used in calculating basic net earnings per ordinary share	242,089,199	246,281,330	247,174,535	247,174,535
Shares used in calculating diluted net earnings per ordinary share	243,852,774	250,827,673	252,784,614	252,784,614

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	138,417,017	70,163,241	201,204,415	32,366,708
(Loss) / income from discontinued operations, net of tax	(7,455,546)	139,631,121	—	—
Net income	130,961,471	209,794,362	201,204,415	32,366,708

Total share-based compensation cost included in:
Cost of revenues	(1,041,128)	(973,005)	(823,224)	(132,428)
Research and development expenses	(7,807,043)	(9,408,573)	(8,073,456)	(1,298,735)
Sales and marketing expenses	(2,673,345)	(3,658,443)	(3,200,645)	(514,871)
General and administrative expenses	(5,164,597)	(7,502,386)	(6,509,372)	(1,047,129)
(Loss) / income from discontinued operations, net of tax	—	(21,450,000)	—	—

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	USD

GAAP operating profit	140,513,654	9,752,751	177,342,347	28,528,142
Share based compensation charge	16,686,113	21,542,407	18,606,697	2,993,163
Goodwill impairment	—	77,290,117	—	—
Non-GAAP operating profit	157,199,767	108,585,275	195,949,044	31,521,305

GAAP net income attributable to the Company’s shareholders	130,961,471	209,794,362	201,204,415	32,366,708
Share based compensation charge	16,686,113	42,992,407	18,606,697	2,993,163
Goodwill impairment	—	77,290,117	—	—
Gain from disposal of discontinued operations, net of tax	—	(166,288,268)	—	—
Non-GAAP net income attributable to the Company’s shareholders	147,647,584	163,788,618	219,811,112	35,359,871

GAAP net earnings per ADS
- Basic	2.70	4.25	4.07	0.65
- Diluted	2.69	4.18	3.98	0.64

Non-GAAP net earnings per ADS
- Basic	3.05	3.33	4.45	0.72
- Diluted	3.03	3.26	4.35	0.70

ADSs used in calculating net earnings per ADS
- Basic	48,417,840	49,256,266	49,434,907	49,434,907
- Diluted	48,770,555	50,165,535	50,556,923	50,556,923